                                                                    EXHIBIT 99.2

[x] PLEASE MARK VOTES
    AS IN THIS EXAMPLE

-------------------------------------------------      ORDINARY BUSINESS
                WIPRO LIMITED                          -------------------------
-------------------------------------------------                   For  Against
-------------------------------------------------      Resolution 1 [ ]    [ ]
    PLEASE REFER TO THE REVERSE OF THIS CARD
 FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.       Resolution 2 [ ]    [ ]
-------------------------------------------------
                                                       Resolution 3 [ ]    [ ]
Mark box at right if an address change has   [ ]
been noted on the reverse side of this card            Resolution 4 [ ]    [ ]

CONTROL NUMBER:                                        Resolution 5 [ ]    [ ]

                                                       Resolution 6 [ ]    [ ]

                                                       Resolution 7 [ ]    [ ]
Please be sure to sign and date this ------------
Voting Instruction Card.              Date:            SPECIAL BUSINESS
-------------------------------------------------      ------------------------

                                                       Resolution 8 [ ]    [ ]
----ADR Holder sign here----Co-owner sign here---
                                                       Mark box at right   [ ]
                                                       if you wish to give
                                                       a discretionary proxy
                                                       to a person designated
                                                       by the Company. PLEASE
                                                       NOTE: Marking this box
                                                       voids any other
                                                       instructions indicated
                                                       above.

DETACH CARD                                                          DETACH CARD

                          TO THE REGISTERED HOLDERS OF
                     AMERICAN DEPOSITARY RECEIPTS ("ADRs")
                         REPRESENTING EQUITY SHARES OF
                                 WIPRO LIMITED

Morgan Guaranty Trust Company of New York (the "Depositary") has received advice that an Annual General Meeting (the "Meeting") of Wipro Limited (the "Company") will be held on July 19, 2001 at the registered office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore 560 035 at 5 p.m., and at any adjournment thereof.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your American Depositary Receipt(s) for or against the Resolutions to be proposed at the Meeting, kindly execute and forward to Morgan Guaranty Trust Company of New York the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolutions. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., July 9, 2001. Only the registered holders of record at the close of business May 25, 2001, will be entitled to execute the attached Voting Instruction Card.

Morgan Guaranty Trust Company of New York, Depositary

Dated: June 8, 2001

                                 WIPRO LIMITED

             MORGAN GUARANTY TRUST COMPANY OF NEW YORK, DEPOSITARY
                      P.O. BOX 9383, BOSTON, MA 02205-9958


The undersigned, a registered holder of American Depositary Receipt(s) representing Equity Shares of Wipro Limited, of record May 25, 2001, hereby requests and authorizes Morgan Guaranty Trust Company of New York, Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such American Depositary Receipt(s), on the Resolutions at the Annual General Meeting of the Company to be held on July 19, 2001 at the registered office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore 560 035 at 5 p.m., and at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR the Resolutions at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., July 9, 2001.

================================================================================
PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
================================================================================

================================================================================
Please sign this Voting Instruction card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.
================================================================================


HAS YOUR ADDRESS CHANGED?

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                                  RESOLUTIONS

ORDINARY BUSINESS

1. Receive, consider and adopt the audited Balance Sheet as of March 31, 2001, and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors thereon.

2.  Declare final dividend on Equity Shares.

3. Appoint a Director in place of Dr Ashok Ganguly who retires by rotation and being eligible, offers himself for re-appointment.

4. Appoint a Director in place of Dr Jagdish N Sheth who retires by rotation and being eligible, offers himself for re-appointment.

5. Appoint a Director in place of Mr P S Pai who retires by rotation and being eligible, offers himself for re-appointment.

6. Appoint M/s N M Rajii & Co., as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company and fix their remuneration.

7. Appoint KPMG India as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company for the purpose of conducting audit under the United States General Accepted Accounting Principles (USGAAP) module and fix their remuneration.

SPECIAL BUSINESS

8. Consider and if thought fit, to pass with or without modification, the following resolution as a SPECIAL RESOLUTION:

    RESOLVED THAT pursuant to the provisions of Section 269, 301, 311 and other applicable provisions, if any, under the Companies Act, 1956, the re-appointment of Mr Azim H Premji, as the Chairman and Managing Director of the Company for a further period of two years with effect from December 31, 2000 and ending December 31, 2002 as well as the payment of salary, commission and perquisites (hereinafter referred to as "remuneration") as detailed in the explanatory statement attached hereto, subject to the overall ceiling of the total managerial remuneration for each year as provided under Section 309 of the Companies Act, 1956, be and is hereby approved.